                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2

                                       TO

                                  SCHEDULE TO

       Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                        UNITED STATES EXPLORATION, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                        COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   91182F105
                     (CUSIP Number of Class of Securities)

                                BRUCE D. BENSON
                      CHAIRMAN OF THE BOARD OF DIRECTORS,
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                        UNITED STATES EXPLORATION, INC.
                           1560 BROADWAY, SUITE 1900
                             DENVER, COLORADO 80202
                                 (303) 863-3550
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                        on behalf of the filing person)

                                    COPY TO:
                           ANDREW L. BLAIR, JR., ESQ.
                            SHERMAN & HOWARD L.L.C.
                       633 SEVENTEENTH STREET, SUITE 3000
                             DENVER, COLORADO 80202
                                 (303) 297-2900

                           CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee
$2,250,000                                                              $207**

*For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 shares of common stock at the tender offer price of $1.50 per share.

**Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third-party tender offer subject to Rule 14d-1

[X]      issuer tender offer subject to Rule 13e-4

[_]      going private transaction subject to Rule 13e-3

[_]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]

                         AMENDMENT NO. 2 TO SCHEDULE TO


         This Amendment No. 2 to Tender Offer Statement on Schedule TO is filed by United States Exploration, Inc., a Colorado corporation, in connection with its offer to purchase 1,500,000 shares of its common stock, $0.0001 par value, at a price of $1.50 per share, net to the seller in cash, without interest. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment amends and supplements the Tender Offer Statement on Schedule TO originally filed by United States Exploration, Inc. on November 21, 2002, as amended by Amendment No. 1 filed December 11, 2002 (as amended, the "Schedule TO"), as set forth below. This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO and Section 5 of the Offer to Purchase are hereby amended to delete the third paragraph of Section 5 and replace it in its entirety with the following:

         "In the event of proration, the Company will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date. Because of the proximity of the Expiration Date to the Christmas and New Year holidays, the Depositary may require as many as ten days to calculate the final proration factor. In the event the Expiration Date is extended beyond the holiday season, which is not currently anticipated, the Company expects the Depositary to be able to calculate the proration factor more quickly. When the proration factor has been determined, the Company will announce the final results of such proration by press release. Certificates for all shares tendered and not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who delivered the shares, to the tendering shareholder at the Company's expense promptly after the Expiration Date or termination of the offer without expense to the tendering shareholders."

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             UNITED STATES EXPLORATION, INC.

                                             By:    /s/ Bruce D. Benson
                                             Name:  Bruce D. Benson
                                             Title: President

                                             Dated: December 18, 2002